Exhibit 17.2

Eco-Tek Group, Inc.
15-65 Woodstream Blvd.
Woodbridge, Ontario, Canada
L4L 7X6

To the Board of Directors of Eco-Tek Group, Inc.:

I, Barry Wohl, hereby resign as a Director of Eco-Tek Group, Inc. (the “Company”), effective as of 8:00 A.M., C.S.T., May 29, 2013.  As a result of my resignation, I no longer hold any officer or Director position whatsoever with the Company or any of its subsidiaries.

Dated:  May 29, 2013

Very truly yours,
/s/ Barry Wohl
Barry Wohl